To the Board of Directors of
	The Rushmore Fund, Inc.:
We have examined management's assertion about
The Rushmore Fund, Inc.'s (the "Fund")
compliance with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the
"Act") as of August 31, 2000, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American
Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the
following tests performed as of August 31, 2000, and with respect to agreement of security purchases and sales, for the period from December 13, 1999 (the date of our last examination) through August 31, 2000:

?Confirmation of all securities held by
Rushmore Trust and Savings, FSB ("Rushmore
Trust") in book entry form for the account of the Fund;

?Confirmation from Rushmore Trust that the securities held for the account of the Fund were held for the account of Rushmore Trust by the Federal Reserve Book Entry System (the
"Fed"), as agent for Rushmore Trust;

?Confirmation with the Fed of all securities held by the Fed in book entry form for the account of Rushmore Trust;

?Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

?Reconciliation of all such securities to the
books and records of the Rushmore Trust and
the Fund;
?Confirmation of all repurchase agreements
with brokers/banks and agreement of
underlying collateral            with
broker's records;

?Agreement of three security purchases and three security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that The Rushmore Fund, Inc. was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company
Act of 1940 as of August 31, 2000 with
respect to securities reflected in the
investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the
information and use of management of The
Rushmore Fund, Inc., the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Deloitte & Touche LLP
Wahington, DC
October 6, 2000


Management Statement Regarding Compliance with
Certain Provisions of the Investment Company
Act of 1940


We, as members of management of The Rushmore
Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2,
"Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2000 and from December 13, 1999 (the date of Deloitte &
Touche LLP's last examination) through August
31, 2000.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2000 and from December 13, 1999
(the date of Deloitte & Touche LLP's last examination) through August 31, 2000, with respect to securities reflected in the investment accounts of The Rushmore Fund, Inc.


Daniel O'Connor
Chairman of the Board



Edward J. Karpowicz
Controller